                                                                       EXHIBIT 2

                        Assisted Living Concepts, Inc.
                    9955 S.E. Washington Street, Suite 201
                            Portland, Oregon 97216


                                 June 30, 1997


To Our Stockholders:

          On June 12, 1997, the Board of Directors (the "Board") of Assisted Living Concepts, Inc. (the "Company") declared a two-for-one stock split on the Company's Common Stock and adopted a Shareholder Rights Plan (the "Plan") that is intended to protect your interests in the event you and the Company are confronted with coercive takeover tactics.

          The record date for the stock split is June 30, 1997 and the stock split will occur immediately prior to the dividend distribution of Rights pursuant to the Plan, as described below. On July 10, 1997, shareholders of record on the record date will be sent a share certificate representing the additional shares of Common Stock to which they are entitled. The Common Stock will begin trading on a split-adjusted basis on the American Stock Exchange on July 10, 1997.

          The Plan provides for a dividend distribution of Rights to purchase shares of a newly created series of the Company's Preferred Stock. Under certain circumstances, the Rights could become exercisable to purchase the Company's Common Stock (the "Common Stock"), or securities of an acquiring entity, at one-half market value. The Rights may be exercised only if certain events occur. You are now the owner of one Right for each share of Common Stock you own. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests.

          We are attaching a summary description that outlines the principal features of the Plan, and we urge you to read the summary carefully. This letter reviews our reasons for issuing the Rights.

          NO ACTION BY STOCKHOLDERS IS REQUIRED OR PERMITTED AT THIS TIME, AND NO MONEY SHOULD BE SENT TO THE COMPANY. THE RIGHTS WILL AUTOMATICALLY ATTACH TO THE SHARES OF COMMON STOCK YOU HOLD AND WILL TRADE WITH THEM. SEPARATE RIGHT CERTIFICATES WILL BE SENT TO STOCKHOLDERS ONLY IF A PERSON OR GROUP ACQUIRES 15% OR MORE OF THE OUTSTANDING COMMON STOCK OR MAKES A TENDER OFFER FOR 15% OR MORE OF THE COMMON STOCK. CERTIFICATES FOR COMMON STOCK ISSUED AFTER JUNE 30, 1997 WILL CONTAIN A REFERENCE TO THE PLAN, BUT THERE IS NO NEED TO SEND IN YOUR CERTIFICATES TO HAVE THIS REFERENCE ADDED.

          The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including through an accumulation of Common Stock in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally and other abusive takeover tactics which the Board believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider these Rights to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

          The Rights are not intended to prevent a takeover of the Company and will not do so. They are designed to deal with the possibility of unilateral actions by hostile acquirors that could deprive

Assited Living Concepts, Inc.
June 30, 1997
Page 2



the Board and stockholders of the Company of their ability to determine the Company's destiny and obtain the highest price for their Common Stock.

          Adoption of the Plan should not by itself affect any prospective acquiror who is willing to make an all-cash offer at a full and fair price or who is willing to negotiate with the Board. The Plan certainly will not interfere with a merger or other business combination transaction approved by the Board.

          The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to the Company or to you. Stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.

          Our overriding objective is to continue building value for the Company's stockholders, and we feel that the Plan will assist in that effort.

                              Sincerely,

                              Keren Brown Wilson
                              Chief Executive Officer and President